Exhibit 99.1

WESTERN WIND ENERGY CORP

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

December 22, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 60,125,811

30 MW Mesa Wind Farm Executes New PPA

Vancouver, BC – December 22, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange --"WND") (OTCQX -- "WNDEF"), is pleased to announce that our producing 30 MW Mesa Wind Farm located near Palm Springs, California has executed a new Power Purchase Agreement (“PPA”) with a major California Utility. Terms of the deal are confidential, but we can disclose the price received will double the revenues received from Mesa. The new PPA covers the existing equipment. The Agreement is subject to customary regulatory approvals.

Mesa records the highest annual wind speeds for any producing wind farm in North America. The year to date wind speed is 10.7 meters per second, or almost 24 miles per hour. Mesa has produced these exceptional winds since the opening in 1984.

Jeff Ciachurski, President of Western Wind Energy states, “We are extremely pleased about executing our new PPA at Mesa. Together with the highest wind speeds of any wind farm in North America, Mesa offers long-term viability not only in its existing form, but as a new repowered project in the near future. Western Wind is humbled by owning its’ sites at the most productive regions in the world. Palm Springs is home to over 4,000 wind turbines, of which 460 belong to Western Wind.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.